Exhibit 99.1

Seadrill Limited (SDRL): Stuart Jackson appointed Chief Executive Officer

Hamilton, Bermuda, October 1, 2020 – The Board of Seadrill Limited (“Seadrill” or “the Company”) (OSE:SDRL, OTCQX:SDRLF) is pleased to announce the appointment of Stuart Jackson as Chief Executive Officer.

•	Stuart Jackson, currently Chief Financial Officer, will succeed Anton Dibowitz as Chief Executive Officer with immediate effect

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Following Stuart’s appointment, the role and responsibilities of the Chief Financial Officer will be divided into two new roles: Grant Creed will become Chief Restructuring Officer and Neil Gilliver will become Chief Accounting Officer

Glen Ole Rodland, Chairman, commented:

“On behalf of the Board, I would like to recognize the significant contribution Anton has made to Seadrill during 12 years with the Company, heading our commercial activities for many years and for the past three years as Chief Executive Officer. He has provided strong leadership in challenging market conditions; we thank him and wish him well in his future endeavors. Anton is standing down as Chief Executive Officer with immediate effect but will remain as an advisor to the company until the end of Q1 2021.

Stuart has consistently been a strong advocate for addressing the broader industry issues summarized in having too many rigs and too much debt. With a strong restructuring and transaction-based experience across the energy sector, the Board view Stuart as the ideal candidate for the next phase of Seadrill’s development.”

Seadrill’s strategy is to restructure our balance sheet and radically change our operational model and cost level. The energy market is changing and so must Seadrill. The strengthening of the financial organization with the promotion of Grant and Neil should be viewed within this context, and we welcome them to their new roles.”

Stuart Jackson, Chief Executive Officer, commented:

“We are in a new market and we must adapt and adjust. This means eliminating the carrying costs of assets which will never return to the market, addressing the cost base of productive assets and all delivered within a simplified organizational structure.

Achieving this alongside establishing a long term, sustainable capital structure will see Seadrill well placed to participate in the industry consolidation that is well overdue. We are looking forward to tomorrow but recognize the challenge of today.”

For further information, please contact:

Media questions should be directed to:

Iain Cracknell	Director of Communications	+44 7765 221 812

Analyst questions should be direct to:

Hawthorn Advisors	seadrill@hawthornadvisors.com	+44 (0) 203 7454960

BIOGRAPHIES:

Stuart Jackson

Stuart has over 35 years’ experience in leadership roles in the energy sector and joined Seadrill in 2019. Stuart has extensive strategic and restructuring expertise, driving business performance and growth. An internationally experienced executive director, Stuart has lived and worked in Europe, North Africa, and the Far East. He has held Chief Executive and senior leadership roles, including Power Station Management, throughout his career. In the role of Chief Financial Officer Stuart has worked in listed companies (NYSE, NASDAQ, LSE, OSE and AIM markets), private equity and family owned environments. Stuart will bring his strong track record as Chief Financial Officer to the role of Chief Executive Officer at Seadrill.

Grant Creed

Grant has served with Seadrill for over seven years and most recently has been a significant contributor in Seadrill’s capital restructuring project team working alongside Stuart. Grant played an instrumental part in developing Seadrill’s Joint Venture activities, specifically with Sonadrill and Gulfdrill. In addition to his restructuring responsibilities Grant will maintain oversight of treasury operations and tax structuring.

Neil Gilliver

Neil has worked as Group Financial Controller at Seadrill since 2018 during which time he took Seadrill through its fresh start accounting following the 2018 Chapter 11 process, he has enhanced the discipline around financial reporting and focused on an improvement of our governance environment. Neil will play an instrumental part in upgrading our systems and process and ensuring a project-based focus is applied to internal and external project delivery.

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